Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following is a press release by Natura Cosméticos S.A. on July 26, 2019:

Natura Cosméticos S.A. Announces Expiration and Receipt of Requisite Consents with respect to the Consent Solicitation for the Avon Products, Inc. Notes due 2023 and Extension of the Consent Solicitation for the Avon Products, Inc. Notes due 2043

São Paulo, Brazil, July 26, 2019 — Natura Cosméticos S.A. (“Natura” or the “Company”) announced today the expiration of its previously announced solicitation (the “2023s Consent Solicitation”) of consents on behalf of Avon Products, Inc. (“Avon” or the “Issuer”) and receipt of requisite consents from holders (the “2023s Holders”) necessary to effect the amendments (the “2023s Amendments”) to the indenture governing Avon’s outstanding 5.000% Notes due 2023 (the “2023 Notes”), as described in the Consent Solicitation Statement, dated July 19, 2019 (the “Consent Solicitation Statement”). In connection with the 2023s Consent Solicitation, the Issuer and the trustee will enter into a supplemental indenture (the “2023s Supplemental Indenture”) to the indenture governing the 2023 Notes to effect the 2023s Amendments.

The 2023s Consent Solicitation expired at 5:00 P.M. New York City time, on July 25, 2019 (the “2023s Expiration Date”). The Company received the requisite consent from 2023s Holders, and such consents had not been validly revoked prior to the 2023s Expiration Date. The Company will pay the consent fee payable to 2023s Holders who delivered valid and unrevoked consents to the 2023s Amendments on or prior to the 2023s Expiration Date in an amount equal to U.S.$2.50 per U.S.$1,000 aggregate principal amount of the 2023 Notes(the “2023s Consent Fee”) to The Depository Trust Company for the benefit of the applicable 2023s Holders as of 5:00 P.M. New York City time, on July 18, 2019 (the “2023s Record Date”), subject to the terms and conditions set forth in the Consent Solicitation Statement. The Company expects to pay, or cause to be paid, the 2023s Consent Fee on July 29, 2019 (such date with respect to the 2023 Notes, the “2023s Settlement Date”). No accrued interest will be paid in respect of the 2023s Consent Fee.

The 2023s Supplemental Indenture and the related 2023s Amendments will become effective immediately upon execution of the 2023s Supplemental Indenture and will be operative upon the 2023s Settlement Date. All 2023s Holders are bound by the terms of the 2023s Supplemental Indenture, including those that did not give their consent. However, 2023s Holders who did not deliver consents on or prior to the 2023s Expiration Date (or who delivered consents but validly revoked them prior to the 2023s Expiration Date) will not receive the 2023s Consent Fee.

In addition, the Company announced today that it has extended the expiration date of its previously announced solicitation (the “2043s Consent Solicitation”) of consents on behalf of the Issuer from holders (the “2043s Holders”) of Avon’s outstanding 6.950% Notes due 2043 from 5:00 P.M. New York City time, on July 25, 2019 to 5:00 P.M. New York City time, on July 30, 2019 (as amended hereby, the “2043s Expiration Date”). 2043s Holders who have previously delivered consents in connection with the 2043s Consent Solicitation do not need to redeliver such consents or take any other action in response to this announcement in order to consent to the 2043s Consent Solicitation.

Except as set forth herein with respect to the 2043s Expiration Date, the terms and conditions of the Consent Solicitations, as well as the proposed amendments to the indentures governing the Notes, remain the same as set forth and described in the Consent Solicitation Statement.

Citigroup Global Markets Inc. (“Citi”), Banco Bradesco BBI S.A. (“Bradesco BBI”) and Itau BBA USA Securities, Inc. (“Itau BBA”) are acting as the Solicitation Agents for the Consent Solicitations. D.F. King & Co., Inc. is acting as the Information and Tabulation Agent for the Consent Solicitations. Questions or requests for assistance related to the Consent Solicitations or for additional copies of the Consent Solicitation Statement may be directed to Citi at +1 (212) 723-6106 (banks and brokers) and +1 (800) 558-3745 (all others, toll free), Bradesco BBI at +1 (646) 432-6643 (collect), Itau BBA at +1 (888) 770-4828 (toll free) and +1 (212) 710-6749 (collect), or to D.F. King & Co., Inc. at +1 (212) 269-5550 (banks and brokers), +1 (866) 406-2285 (all others, toll free) or email at avon@dfking.com. The Consent Solicitation Statement is available at: www.dfking.com/avon. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitations. Holders are urged to review the Consent Solicitation Statement for the detailed terms of the Consent Solicitations and the procedures for consenting to the Proposed COC Amendments (as defined in the Consent Solicitation Statement).

About the Company and the Issuer

Natura is Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 2018, according to Euromonitor International, with operations in Asia, Europe, North America, Oceania, and South America, operating under the Natura, The Body Shop and Aesop brands. To learn more, please visit the Company’s website at https://natu.infoinvest.com.br/en.

For 130 years Avon has stood for women: providing innovative, quality beauty products which are primarily sold to women, through women. Millions of independent Representatives across the world sell iconic Avon brands such as Avon Color and ANEW through their social networks, building their own beauty businesses on a full- or part-time basis. Avon supports women’s empowerment, entrepreneurship and well-being and has donated over $1 billion to women’s causes through Avon and the Avon Foundation. To learn more, please visit the Issuer’s website at investor.avonworldwide.com/.

Forward-Looking Statements

Disclosures in this press release contain forward-looking statements. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding the consummation of the Transaction (as defined in the Consent Solicitation Statement), the Consent Solicitations, including the timing thereof, the Proposed COC Amendments and the execution of the supplemental indentures. These statements are based on certain assumptions made by the Company and the Issuer based on their management’s respective experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company and the Issuer, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks set forth in reports filed by the Company with the Brazilian Securities Commission (Comissão de Valores Mobiliários) and by the Issuer with the U.S. Securities and Exchange Commission. Any forward-looking statement applies only as of the date on which such statement is made and neither the Company nor the Issuer intends to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Natura Cosméticos S.A.

Media Inquiries:

Marcelo Behar, Corporate Affairs Officer Natura &Co

natura@brunswickgroup.com

Investor Relations:

Viviane Behar de Castro, Investor Relations Director, Natura &Co

RI@natura.net

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.